Exhibit 99.60

Nuran Wireless Inc.

Condensed Interim Consolidated
Financial Statements

September 30, 2025 and 2024

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	3

Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficiency)	4

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to Condensed Interim Consolidated Financial Statements	6 - 33

The condensed interim consolidated financial statements of Nuran Wireless inc. for the third quarter ended September 30, 2025 as well as the corresponding comparative data were not subject to a review by the Company’s auditor.

Nuran Wireless Inc.
Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2025 and December 31, 2024
(Expressed in Canadian dollars)
(Unaudited)

	2025-09-30	2024-12-31
	$	$

ASSETS
Current assets
Cash	28,664	1,171,558
Trade and other receivables	5,262,703	3,503,607
Scientific research and experimental development tax credits receivable	46,660	115,800
Accrued Revenues (Notes 3 and 4)	2,961,270	4,242,683
Work in progress	645,541	645,541
Inventories (Notes 3 and 5)	6,044,084	5,075,950
Prepaid expenses	78,430	52,898
Security deposits and deposits on purchase of goods	1,347,601	1,317,304
Current assets	16,414,954	16,125,341
Non-current assets
Property, plant and equipment (Notes 3 and 6)	2,406,562	193,704
Intangible assets (Note 7)	7,606,270	7,332,733
Right-of-use assets (Note 8)	97,218	226,643
Non-current assets	10,110,050	7,753,081
Total assets	26,525,004	23,878,422

LIABILITIES
Current liabilities
Trade and other payables	17,070,217	11,336,962
Deferred revenue	2,530,228	2,520,879
Loans payable (Note 9)	16,527,979	14,404,484
Convertible debentures (Note 11A)	4,940,597	5,069,589
Convertible debentures and derivative liability (Note 11B)	2,259,803	1,706,926
Current portion of lease liabilities (Note 10)	119,193	189,898
Current liabilities	43,448,016	35,228,738
Non-current liabilities
Lease Liabilities (Note 10)		66,739
Total liabilities	43,448,016	35,295,477

EQUITY (DEFICIENCY)
Share capital (Note 12)	58,618,284	54,994,088
Warrants (Note 13)	226,270	761,495
Contributed surplus (Note 14)	6,689,116	6,731,440
Fair value of conversion option (Note 15)	(108,725)	41,846
Foreign exchange in translation of foreign operations	(1,125,765)	(1,148,311)
Accumulated deficit	(81,222,192)	(72,797,613)
Total shareholders’ deficiency	(16,923,012)	(11,417,055)
Total liabilities and shareholders’ deficiency	26,525,004	23,878,422

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Nuran Wireless Inc.
Condensed Interim Consolidated Statements of net Loss and Comprehensive Loss
Periods ended September 30, 2025 and 2024
(Expressed in Canadian dollars)
(Unaudited)

	3 months ended		9 months ended

	2025-09-30	2024-09-30	2025-09-30	2024-09-30

	$	$	$	$
Revenue	627,650	1,563,061	3,548,865	3,688,827
Cost of sales	126,278	797,325	1,359,203	1,660,080
Gross profit (loss)	501,372	765,736	2,189,662	2,028,747

Selling expenses	185,308	187,062	557,737	575,236
Administrative expenses	1,853,963	1,754,106	3,945,228	4,749,813
Employee shared-based compensation			(691,924)
Financial expenses	1,287,818	2,003,563	5,493,770	5,321,435
Research and development costs, net of $27,563 in tax credits for the three-month period ended September 30, 2025, $27,414 for the nine-month period ended September 30, 2025 (21,593 for the three-month period ended September 30, 2024, $82,856 for the nine-month period ended September 30, 2024)	287,550	240,863	824,294	488,986
	3,614,640	4,185,594	10,129,106	11,135,470
Loss before other gain	(3,113,268)	(3,419,858)	(7,939,444)	(9,106,723)
Other elements:
Loss on debt settlement	8,206	200,026	(125,759)	1,001,697
Impairment of inventory		(744)		(1,102)
Gain/Loss on disposal of assets		—		—
Gain/Loss on write-off of assets		—	(44,245)	—
Loss on modification of contract (Note 3)		—	(299,873)	—
	8,206	199,283	(469,877)	1,000,594
Loss before income taxes	(3,105,062)	(3,220,575)	(8,409,321)	(8,106,129)
Income tax expense
Income Tax		—	15,258	(25,435)
Net loss for the period	(3,105,062)	(3,220,575)	(8,424,579)	(8,131,565)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign exchange difference on translation of foreign operations	22,546	(341,101)	22,546	(341,101)

Total comprehensive income for the period	(3,082,516)	(3,561,676)	(8,402,033)	(8,472,666)

Loss per share (Note 16)
Basic and diluted loss per share	(0.03)	(0.06)	(0.11)	(0.15)

Weighted average number of outstanding common shares	89,955,002	54,899,196	74,100,725	52,485,479

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Nuran Wireless Inc.
Condensed Interim Consolidated Statements of Changes in Surplus (Deficiency)
Periods ended September 30, 2025 and 2024
(Expressed in Canadian dollars)
(Unaudited)

								2025-09-30
	Share capital		Warrants	Contributed surplus	Fair value of the conversion option	Translation	Deficit	Total Surplus (Deficiency)
	Number	$		$	$	$	$	$
Balance as at January 1, 2025	58,694,132	54,994,088	761,495	6,731,440	41,846	(1,148,311)	(72,797,613)	(11,417,055)
Issue of share capital (Note 12)	46,500,000	2,788,000			(150,571)			2,637,429
Net loss for the period							(8,424,579)	(8,424,579)
Foreign exchange in translation of foreign operations Convertible Debenture (Note 11A)						22,546		22,546
Debenture conversion in share capital (Notes 11A and 12)	4,000,000	950,571						950,571
Employee shared-based compensation - Warrants (Note 14)				(691,924)				(691,924)
Issue of Warrants (Note 13)		(114,375)	114,375
Warrants forfeited (Note 13 and 14)			(649,600)	649,600
Balance as at September 30, 2025	109,194,132	58,618,284	226,270	6,689,116	(108,725)	(1,125,765)	(81,222,192)	(16,923,012)

	Share capital		Warrants
	Number	$
Balance as at January 1, 2024	43,043,579	51,413,683	792,537
Issue of share capital (Note 11)	13,125,959	1,463,247	—
Net loss for the period	—	—	—
Foreign exchange in translation of foreign operations	—	—	—
Convertible débenture (note 10)	—	768,980	—
Debenture conversion in share capital (Notes 10 and 11)	1,000,000	227,000	—
Issue of Warrants (Note 12)		(78,088)	78,088
Balance as at September 30, 2024	57,169,538	53,794,823	870,625

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Nuran Wireless Inc.
Condensed Interim Consolidated Statements of Cash Flows
Periods ended September 30, 2025 and 2024
(In Canadian dollars)
(Unaudited)

	2025-09-30	2024-09-30
	(9 months)	(9 months)
	$	$
OPERATING ACTIVITIES
Net loss	(8,424,579)	(8,131,565)
Non-cash flow adjustments
Depreciation of property, plant and equipment	148,294	61,287
Depreciation of intangible assets	18,415	27,660
Depreciation of right-of-use assets	125,825	176,211
Amortization of OID	704,615	(418,983)
Interest on lease liabilities	11,952	29,318
Gain (loss) on disposal of assets	—	1,102
Gain (loss) on debt settlement	125,759	(1,001,697)
Gain (loss) write-off of assets	44,245	—
Gain (loss) on modification of contract	299,873
Non-employee share-based transaction	—	—
Employee share-based transaction	(691,924)	—
Accretion of convertible debentures	3,366,196	573,777
Accretion of unsecured debentures	—	28,829
OID on debenture	(58,926)	—
Expected credit loss	(87,671)
Loan payable	(787,865)
Net change in working capital items
Trade and other receivables	(1,671,425)	(1,587,439)
Accrued revenues	981,540	(433,268)
Scientific research and experimental development tax credits receivable	69,140	65,125
Work in progress		(282,146)
Inventories	(968,134)	179,785
Prepaid expenses	(25,532)	(55,552)
Security deposits and deposits on purchase of goods	(30,297)	(570,055)
Trade and other payables	5,736,853	1,162,933
Deferred revenue	9,349	674,031
Net cash used in operating activities	(1,104,296)	(9,500,645)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,361,152)	(7,796)
Purchase of intangible assets	(336,196)	(259,863)
Right-of-use assets	—	(17,240)
Net cash generated in investing activities	(2,697,348)	(284,899)

FINANCING ACTIVITIES
Lease liabilities	7,965	14,678
Proceeds (repayment of) from loan payable	1,798,965	6,217,322
Proceeds (repayment of) from promissory notes	1,082,213	—
Proceeds (repayment of) from factoring agreement	150,000	—
Repayment of promissory notes	(70,000)	—
Repayment of lease liabilities	(157,362)	(207,346)
Repayment of loan payable	(175,577)	—
Repayment of convertible debenture	—	—
Convertible debentures and derivative liability	—	—
Unsecured debenture	—	3,008,309
Issue of common shares	—	2,464,944
Net cash used in financing activities	2,636,204	11,497,907
Net decrease in cash	(1,165,440)	1,712,363
Cash, beginning of period	1,171,558	172,880
Foreign exchange in translation of foreign operations	22,546	(341,101)
Cash, end of period	28,664	1,544,142

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nuran Wireless Inc. (“Nuran” or the “Company”) was incorporated in the province of British Columbia, Canada on September 23, 2014. The Company’s registered office is located at 1000 – 595 Burrard Street, Vancouver BC V7X 1S8 and its place of business is at 2150, Cyrille-Duquet, suite 100, Québec (Québec) G1N 2G3.

The Company’s shares are traded on the Canadian Securities Exchange (the “CSE”) under the trading symbol “NUR”.

The Company with its subsidiaries (together, the “Company”) operates in the research, development, manufacturing, marketing and operation of digital electronic circuits and wireless telecommunication products and services to the mobile telephony industry.

A summary of the Company’s subsidiaries included in these condensed interim financial statements as at September 30, 2025 is as follows:

Name of subsidiaries	Country of incorporation	Percentage ownership	Functional currency	Principal activity
Innovation Nutaq Inc.	Canada	100%	CAD	Wireless solutions

Nuran Wireless (Africa) Holding	Mauritius	100%	USD	Holding company

Nuran Wireless DRC SA	DRC	100%	USD	Wireless solutions

Nuran Wireless Cameroon Ltd	Cameroon	100%	XAF	Wireless solutions

Nuran Wireless Benin S.A.R.L.U	Benin	100%	XOF	Wireless solutions

Nuran Wireless Madagascar S.A.R.L.U	Madagascar	100%	MGA	Wireless solutions

Nuran Wireless Cote d’Ivoire S.A.R.L.U	Ivory Coast	100%	XOF	Wireless solutions

XAF – Central African Franc; XOF – West African Franc; MGA – Malagasy Ariary;

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

The Company provides products and services that help Mobile Network Operators (MNOs) profitably serve off-grid markets. The main strategy is to finance, build and manage rural cellular infrastructure telecommunications sites, monetizing the assets through a Network as a Service (NaaS) business model that has been developed by the Company. It also sells products and services direct to MNOs and others which they build into their own networks.

These condensed interim consolidated financial statements have been prepared on a going concern basis of accounting, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business These condensed interim consolidated financial statements should be read in conjunction with the 2024 audited annual financial statements.

During the nine-month period ended September 30, 2025, the Company incurred a net loss of $8,424,579 ($8,472,666 for the nine-month period ended September 30, 2024) and used net cash of $1,104,296 ($9,500,645 for the nine-month period ended September 30, 2024) in operating activities and, as of that date, had cumulated deficit of $81,222,192 ($72,173,318 for the nine-month period ended September 30,2024) and a working capital deficiency of $27,033,062 ($18,794,324 for the nine-month period ended September 30, 2024)

While these conditions indicate the existence of uncertainties that cast a doubt on the Company’s ability to continue as a going concern, they highlight the need for ongoing capital and operational management. The Company has a history of securing sufficient debt and equity funding and continues to actively pursue additional financing to support its operations and growth. It is also pursuing discussions with its short term creditors and others to restructure its financing and improve the balance sheet. Management is focused on executing its strategy centered around the Network-as-a-Service (NaaS) model, which includes the deployment of over 5,000 rural mobile sites under contracts signed between 2020 and 2024.

The transition to the NaaS model involves significant upfront investment in network infrastructure. However, the Company has made meaningful progress in restructuring and repositioning its operations, including improving revenue generation and the operational performance of existing NaaS sites.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

Although material uncertainties remain that could impact the Company’s ability to continue as a going concern, no adjustments have been made to the carrying amounts of assets and liabilities in these consolidated financial statements.

The condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on November 30, 2025.

2.	SUMMARY OF ACCOUNTING POLICIES

Overall considerations

The accounting policies are in accordance with those used in the preparation of the 2024 annual financial statements.

Significant management judgement in applying accounting policies and estimation uncertainty

When preparing the condensed interim financial statements, management makes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the condensed interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Company’s last annual financial statements for the year ended December 31, 2024.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

3.	CONTRACT MODIFICATION (ADDENDUM SIGNED 08 MAY 2025)

During the period, the Group entered into an addendum between Nuran Wireless DRC SA and Orange RDC which amended the original revenue-sharing agreement by removing the obligation to transfer ownership of the network infrastructure and replacing the minimum guaranteed revenue mechanism with a usage-based remuneration model. The amendment represents a contract modification under IFRS 15 and has resulted in the following impacts:

Area	Impact
Nature of modification	Removal of the infrastructure transfer obligation and introduction of usage-based revenue model

Revenue recognition	An amount of US$1,236,451 of deferred revenue (previously allocated to the transfer obligation) was reversed and recognised in the current period as a cumulative catch-up adjustment. Future revenue is recognised over time based on the provision of ongoing services.

Gain on contract modification	A gain of US$1,022,072 relating to the reversal of previously accrued cost of sales was recognised separately as “Gain on contract modification” in the statement of profit or loss.

Reclassification of assets	Infrastructure assets previously classified as inventory were reclassified to property, plant and equipment at carrying amount (US$1,022,072).

Impairment assessment	An impairment review was performed under IAS 36 immediately after reclassification. No impairment loss was identified.

Useful life reassessment	Based on peer benchmarking (MTN) and management assessment, the remaining useful life of the infrastructure was revised to approximately 22 years. The change was accounted for prospectively as a change in accounting estimate (IAS 8).

4.	ACRRUED REVENUES

	2025-09-30	2024-12-31
	$	$
Equipments sale	3,876,995	4,583,728
Services revenues	5,561,115	4,572,793
Interest Revenues	558,624	664,858
Sites revenues	(7,035,464)	(5,578,696)
	2,961,270	4,242,683

Accrued revenues represents the cumulative deployment and construction sites revenue recognized under IFRS 15 for which the performance obligation has not been delivered.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

5.	INVENTORY

	2025-09-30	2024-12-31
	$	$
Raw materials	1,223,141	1,273,705
Finished goods	1,696,428	1,107,284
Work in progress	3,124,515	2,694,961
	6,044,084	5,075,950

6.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment and their carrying amounts are detailed as follows:

		September 30, 2025
		Equipment and
		furniture,
		telecommunication
		system,
	Leasehold	furniture	Computer
	improvements	and fixtures	equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at December 31, 2024	8,996	746,818	358,758	1,114,572
Additions	—	370,634,967	3,383,840	374,018,807
Current translation effects	—	(368,291,065)	(3,366,590)	(371,657,655)
Balance as at September 30, 2025	8,996	3,090,719	376,008	3,475,724

Depreciation and impairment
Balance as at December 31, 2024	5,383	597,090	318,395	920,868
Depreciation	1,350	34,748,434	2,165,470	36,915,254
Current translation effects	—	(34,614,113)	(2,152,847)	(36,766,960)
Balance as at September 30, 2025	6,733	731,412	331,017	1,069,162
Carrying amount as at September 30, 2025	2,263	2,359,307	44,991	2,406,562

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	December 31, 2024
		Equipment and
		furniture,
		telecommunication
		system,
	Leasehold	furniture	Computer
	improvements	and fixtures	equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at December 31, 2023	7,727	763,928	354,258	1,125,913
Additions	1,269	1,498,500	1,501,050	3,000,819
Write-off	—	(37,435)	—	(37,435)
Current translation effects	—	(1,478,175)	(1,496,550)	(2,974,725)
Balance as at December 31, 2024	8,996	746,818	358,758	1,114,572

Depreciation and impairment
Balance as at December 31, 2023	3,773	549,011	298,267	851,051
Depreciation	1,610	8,987,906	1,868,879	10,858,394
Write-off	—	(15,161)	—	(15,161)
Current translation effects	—	(8,924,665)	(1,848,751)	(10,773,416)
Balance as at December 31, 2024	5,383	597,090	318,395	920,868
Carrying amount as at December 31, 2024	3,613	149,728	40,363	193,704

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

7.	INTANGIBLE ASSETS

The Company’s intangible assets and their carrying amounts are detailed as follows:

	September 30, 2025
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2024	8,160,650	44,244	8,204,894
Additions
Under development	125,152	—	125,152
Acquired	152,231	—	152,231
Write-off	—	(44,244)	(44,244)
Current translation effects	58,815	—	58,815
Balance as at September 30, 2025	8,496,848		8,496,848

Depreciation and impairment
Balance as at December 31, 2024	872,162	—	872,162
Amortization	18,416	—	18,416
Balance as at September 30, 2025	890,578	—	890,578
Carrying amount as at September 30, 2025	7,606,270	—	7,606,270

	December 31, 2024
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2023	7,803,221	44,244	7,847,465
Additions
Under development	364,479	—	364,479
Acquired	(7,050)	—	(7,050)
Balance as at December 31, 2024	8,160,650	44,244	8,204,894

Depreciation and impairment
Balance as at December 31, 2023	847,917	—	847,917
Amortization	24,245	—	24,245
Balance as at December 31, 2024	872,162	872,162
Carrying amount as at December 31, 2024	7,288,489	44,244	7,332,733

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

8.	RIGHT-OF-USE ASSETS

The Company’s right-of-use assets and their carrying amounts are detailed as follows:

	2025-09-30	2024-12-31
	$	$
Gross carrying amount
Balance as at December 31, 2024	815,051	1,038,642
Addition	(3,600)	17,240
Impairment	—	(180,103)
Current translation effects	—	(60,728)
Balance as at September 30, 2025	811,451	815,051

Depreciation and impairment Balance as at December 31, 2024	588,408	551,364
Amortization	125,825	197,785
Impairment	—	(127,280)
Current translation effects	—	(33,461)
Balance as at September 30, 2025	714,233	588,408
Carrying amount as at September 30, 2025	97,218	226,643

9.	LOANS PAYABLES

	September 30, 2025	December 31, 2024
	$	$
Loan from non-related company (a)	373,134	226,910
Loan from non-related company (b)	2,218,146	2,839,102
Loan from non-related company (c)	7,619,253	7,003,329
Loan from non-related company (d)	281,664	355,645
Loan from non-related company (e)	208,500	150,000
Loan from non-related company (f)	5,648,350	3,829,499
Loan from non-related company (g)	159,533	—
Loan from non-related company (h)	19,399	—
	16,527,979	14,404,484

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

9.	LOANS PAYABLE (CONTINUED)

Given their short-term maturity, the carrying amount of loans receivable is considered a reasonable approximation of their fair value.

a)	The loan from a non-related company is secured by a chattel mortgage on the universality of the Company’s assets.

On March 25, 2025, the Company amended the terms of the agreement to increase the maximum amount available on the facility to $462,500 and reduce interest to 5%.

b)	The loan from a non-related company is a secured promissory note.

On June 24, 2024 the Company further extended the loan facility until December 31, 2025. As consideration, the Company agreed to increase the principal amount of the loan by US$ 230,117 as an extension fee, increased the interest rate to the default rate of 24% per annum and agreed to a repayment schedule to commence following the first drawdown under the Facility for Energy Inclusion (FEI) loan facility and monthly thereafter starting October 31, 2024. The lender also agreed to subordinate the loan to the FEI. A lending fee of US$ 50,000, accrued interest of US$ 259,190, compounded interest of US$ 83,164 and an extension fee of US$230,117 were added to the principal amount. The repayment requirement was not met. A penalty fees of 5% per month were added to the principal amount.

During the nine-month period ended September 30, 2025, the Company repaid US$ 690,565 for a remaining balance of US$1,752,234.

c)	The loan from a non-related company relates to a factoring agreement with a factoring company.

On April 2nd, 2024, the Company further amended the terms of the agreement by selling receivables valued at $1.911 million for proceeds of $1,000,000 consisting of a cash payment that has been received by the Company. $19,11 million was added to the factoring loan, $1,000,000 was recorded in factoring receivable and $1,910,763 was recoded in factoring reserve.

On June 25, 2024, the Company further amended the terms of the agreement to allow for the drawdown of an additional US$ 2,000,000 by selling additional receivables as required by the Company.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

9.	LOANS PAYABLE (CONTINUED)

On December 23, 2024, the Company further amended the terms of the agreement to increase the amount of pledged accounts under the facility to $25.5 million and reduce interest for 2024 to 5%. In addition, the lender has agreed to cap conversions so that no more than 30,000,0000 units form the previous 80,000,000 units which are eligible to be issued.

Each unit included three quarters of one warrant to purchase a common share at $0.25 till August 28, 2028. As consideration to the lender, the Company agreed to reduce the price per unit to be $0.20 and extend the expiry of the warrants that have been issued or are to be issued to August 28, 2028. $3,100,000 was added to the factoring loan and $7,600,000 was recoded in factoring reserve (see note 19).

During the year ended December 31, 2024, the lender requested the conversion of debt under the agreement totaling a value of $1,459,709, including interest, in common shares of the Company. Taking into account the book value of the debt converted the carrying value recorded for these shares was $1,518,206.

On April 15, 2025, the Company further amended the terms of the agreement to increase the amount of pledged accounts under the facility to $26.8 million and increase the amount to be drawn to $10.4 million. The Company also settled promissory notes totaling $345,435 in principal.

On August 19, 2025, the Company further amended the terms of the agreement to settle promissory notes totaling $1,274,492 in principal and added $2,079,622 to the paid accounts of the Factor.

During the nine-month period ended September 30, 2025, the lender requested the conversion of debt under the agreement totaling a value of $1,162,241, in common shares of the Company. Taking into account the book value of the debt converted the carrying value recorded for these shares was $2,788,000.

d)	This loan from bear interest at 11% and is payable over 24 months from December 5, 2023. During the nine-months period ended September 30, 2025, the Company repaid US$44,834 for a remaining balance of US$ 202,331.

e)	This loan bears interest at 15% per annum and was repayable on February 6, 2025.

On January 22, 2025, the Company issued a promissory note of $63,405. The loan bear interest at 15% and is payable on March 8, 2025.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

9.	LOANS PAYABLE (CONTINUED)

On February 4, 2025, the Company issued a promissory note of $146,030. The loan bear interest at 15% and is payable on March 14, 2025.

On April 15, 2025, these promissory notes were settled with the factoring amendment.

On April 15, 2025, the Company issued a promissory note of $200,000. The note bears interest at 15% and is payable on May 30, 2025, but was not repaid on that date.

On May 2, 2025, the Company issued a promissory note of $50,000. The note bears interest at 15% and is payable on May 31, 2025, but was not repaid on that date.

On May 6, 2025, the Company issued a promissory note of $150,000. The note bears interest at 15% and is payable on May 31, 2025, but was not repaid on that date.

On May 27, 2025, the Company issued a promissory note of $105,000. The note bears interest at 15% and is payable on May 31, 2025, but was not repaid on that date.

On June 4, 2025, the Company issued a promissory note of $70,000. The note bears interest at 15% and is payable on June 30, 2025, but was not repaid on that date.

On June 10, 2025, the Company issued a promissory note of $127,778. The note bears interest at 15% and is payable on June 30, 2025, but was not repaid on that date.

On June 13, 2025, the Company issued a promissory note of $11,830. The note bears interest at 15% and is payable on June 30, 2025, but was not repaid on that date.

On June 20, 2025, the Company issued a promissory note of $100,000. The note bears interest at 15% and is payable on June 30, 2025, but was not repaid on that date.

On August 26, the Company closed a non-brokered private placement financing for gross proceeds of CAD$1,500,000 through the issuance of 30,000,000 common shares of the Company at a price of $0.05 per Share. The proceeds raised from the Private Placement will be used by the Company for working capital purposes and payment of all outstanding short-term promissory notes issued from April to August 2025 totaling $1,274,492.

f)	The loan is pursuant to a two-year term loan facility of US$ 5,000,000 dated July 5, 2024 with FEI to NuRAN Wireless (Africa) Holding. The loan is secured on the business and assets of NuRAN Wireless Cameroon Ltd and NuRAN Wireless DRC SA under general security agreement and bears interest at the Secured Overnight Financing Rate plus 8.5% per annum. Interest accrues but is not payable until maturity.

On March 10, 2025, the Company received of drawdown of US$ 1,050,000.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

9.	LOANS PAYABLE (CONTINUED)

g)	The loan is pursuant to a bank facility of CFA 150,000,000 (approx. $366K) with Société Générale Cameron to Nuran Cameroon Ltd, dated June 20, 2024. The disbursement was made on February 25, 2025. The loan bear interest at a rate of 7% and is payable monthly in the amount of CFA 12,283,126 (approx. $31K) over 12 months from the disbursement date.

h)	The loan is an installment payment agreement of $23,279 including interest dated July 28, 2025 and is payable monthly in the amount of $1,924 over 12 months.

10.	LEASE LIABILITIES

The Company’s lease liabilities and their carrying amounts are detailed as follows:

	2025-09-30	2024-12-31
	$	$
Gross carrying amount
Balance as at December 31, 2024	256,637	527,588
Additions	7,965	14,678
Lease payments	(157,362)	(248,892)
Lease interest	11,952	34,225
Waive off	—	(70,962)
Balance as at September 30, 2025	119,193	256,637

Current	119,193	189,898
Non-current	—	66,739
	119,193	256,637

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11A. CONVERTIBLE DEBENTURES

As at September 30, 2025, the convertible debentures and derivative liability consists of:

	Secured Convertible debentures	Unsecured Convertible debentures	Total
	$	$	$
Balance at December 31, 2023	2,191,884	1,954,034	4,145,918
Extension (a)	1,935,682	—	1,935,682
Effect of the modification (b)	(1,833,749)	—	(1,833,749)
Accretion of OID	43,590	362,811	406,401
Conversion (C)	(225,000)	—	(225,000)
Accretion	311,680	328,657	640,337
Closing balance, as at December 31, 2024	2,424,087	2,645,502	5,069,589

Accretion of OID	392,310	—	392,310
Conversion (d)	(800,000)	—	(800,000)
Accretion	278,698	—	278,698
Closing balance, as at September 30, 2025	2,295,095	2,645,502	4,940,597

(b)	As at December 20, 2023, the Company extended the maturity date of the Convertible Debentures entered into in July 2022. The maturity date of the Convertible Debentures was extended to July 12, 2024 along with other terms of the original debenture which were amended. The original debenture had an original issuance discount of 10% and this was increased to 16% leading to a maturity value of $ 2,645,502. In addition, the principal amount is convertible into common shares of the Company at a fixed price of $0.40 at the option of the debenture holder during the term of the Convertible Debenture. Under the terms of the Convertible Debenture the principal amount is due one year from the date of closing and does not bear interest until the maturity date or an event of default occurs. The number and terms of warrants issued in conjunction with the original debenture, as well as all other terms of the debenture did not change.

The debenture value determined using the current value method was $2,273,353.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11A. CONVERTIBLE DEBENTURES (CONTINUED)

The fair value of the conversion option on December 20, 2023 was estimated at $nil, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the conversion options used the following assumptions:

Share price	$0.11
Exercise price	$0.40
Time to maturity	6 months
Risk-free rate	3.91%
Expected volatility	26.80%
Dividend yield	Nil
Dilution factor	41.06%

(a), (b)	On December 23, 2024, the Company extended the convertible secured debentures issued in August 2023. The debenture holders have agreed to extend the maturity for a further 28 months to December 31, 2026 and reduce the interest rate to 10% to December 2026. As consideration to these debenture holders, the Company agreed to increase the principal amount owing of $2,256,419 to include interest accrued to date of $882,034, a one-time extension fee of 15% and a prepayment of interest for 2025 as an increase in the principal amount. In addition, the Company agreed to reduce the price per Unit to $0.20 and to extend the expiry of the warrants that have been issued or are to be issued upon conversion to August 28, 2028. The new principal amount of $4,184,604 includes an Original Issuance Discount (“OID”) of 25% of $1,046,151 (a). The OID is amortized over two years and it recorded in the consolidated statement of financial position as convertible debenture and in profit and loss as financial expenses

The debenture value determined using the current value method was $3,397,006.

The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $0.20 per common share.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11A. CONVERTIBLE DEBENTURES (CONTINUED)

The fair value of the conversion option on December 23, 2024 was estimated at $41,846 (a), which was derived using a Black-Scholes option pricing model:

Share price	$0.09
Exercise price	$0.20
Time to maturity	2 years
Risk-free rate	3.03%
Expected volatility	60.18%
Dividend yield	Nil
Dilution factor	38.43%

(c)	During the year ended December 31, 2024, the debenture holders requested the conversion of debentures totalling a value of $225,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares was $227,000 (Note 12).

(d)	During the nine-month period ended September 30, 2025, the debenture holders requested the conversion of debentures totalling a value of $800,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares was $950,571 (Note 12).

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11B. CONVERTIBLE DEBENTURES AND DERIVATIVES LIABILITIES

As at September 30, 2025, the unsecured convertible debentures and derivative liability consist of the following:

	Unsecured Convertible debentures	Derivative liability	Total
	$	$	$
Balance at December 31, 2023
Issuance	3,008,309	—	3,008,309
Original issuance discount (OID)	(1,637,698)	—	(1,637,698)
Fair value adjustment	—	53,482	53,482
Accretion of OID	138,389	—	138,389
Accretion	121,759	—	121,759
Fair value adjustment	—	(53,482)	(53,482)
Effect of foreigh exchange	76,166	—	76,166
Closing balance, as at December 31, 2024	1,706,926	—	1,706,926

Accretion of OID	312,305	—	312,305
Accretion	299,498	—	299,498
Effect of foreign exchange	(58,926)	—	(58,926)
Closing balance, as at September 30, 2025	2,259,803	—	2,259,803

On August 16, 2024, the Company issued unsecured convertible debentures in the principal amount of US$ 2,194,772 with an original issue discount equal to 25% of the purchase price. The debenture matures on August 16, 2026. Interest is accrued until the maturity date, at a rate of 15% per annum. The debenture value determined using the current value method was $1,594,729. The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $0.225 per common share.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11B. CONVERTIBLE DEBENTURES AND DERIVATIVES LIABILITIES (CONTINUED)

The fair value of derivative liability on August 16, 2024 was estimated at $53,482, which was derived using a Black-Scholes option pricing model:

Share price	$0.12
Exercise price	$0.225
Time to maturity	2 years
Risk-free rate	3.31%
Expected volatility	57.08%
Dividend yield	Nil
Dilution factor	38.86%

The fair value at December 31, 2024 was estimated at $nil, which was derived using a Black-Scholes option pricing model:

Share price	$0.08
Exercise price	$0.225
Time to maturity	1.58 years
Risk-free rate	2.93%
Expected volatility	55.18%
Dividend yield	Nil
Dilution factor	38.04%

The Company measured the conversion feature of convertible debentures at FVTPL and the conversion feature was classified as a derivative financial liability for the loan, which was denominated in a currency other than the Company’s functional currency (and therefore its exercise price is not fixed in the Company’s functional currency) and is convertible into a variable number of both common shares and warrants. The embedded derivative did not qualify as an equity instrument due to not meeting the “fixed for fixed” criteria of IAS 32 Financial instruments: Presentation. Therefore, the Company separated the embedded derivative from the host contract and accounted for each element separately. The embedded derivative was initially recognized at its fair value. The amount of change in the fair value of the derivative is presented in profit or loss.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

12. SHARE CAPITAL

NuRAN’s share capital consists only of fully paid shares of each of the following categories, each of an unlimited amount and without nominal value:

Common shares, voting and participating

Preferred shares

	2025-09-30		2024-12-31
	Number	$	Number	$
Balance as at December 31, 2023	58,694,132	54,994,088	43,043,579	51,413,683
Issue of share capital (a)	46,500,000	2,788,000	14,650,553	1842306
Convertible Debenture (b)	—	—	—	1588204
Debenture conversion in share capital (c)	4,000,000	950,571	1,000,000	227000
Issue of Warrants (d)	—	(114,375)	—	(77,106)
Balance as at September 30, 2025	109,194,132	58,618,284	58,694,132	54,994,088

During the nine-month period ended September 30, 2025, the Company had the following share transactions:

(a)	From January 2, 2025, to June 26, 2025, the Company issued 46,500,000 shares as of loan conversion with shares price between $0.05 and $0.095, resulting in the recognition of $2,788,000 as share capital and $125,759 as loss on debt settlement in the profit and loss.

(b)	Nil in 2025

(c)	From January 20, 2025, to July 22, 2025, the Company issued 4,000,000 shares upon the conversion of debenture at a share price of $0.20 (Note 11A).

(d)	From January 2, 2025, to July 22, 2025, the Company issued 15,375,000 warrants for loan and debenture exercise. The fair value of the warrants was $114,375.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

12.	SHARES CAPITAL (CONTINUED)

During the year ended December 31, 2024, the Company had the following share transactions:

(a)	From January 10, 2024 to December 31, 2024, the Company issued 371,100 shares as of shares for services with shares price between $0.105 and $0.13, resulting in the recognition of $45,200 as administrative expenses in the profit and loss.

From January 31, 2024 to November 7, 2024, the Company issued 11,879,453 shares as of loan conversion with shares price between $0.10 and $0.166, resulting in the recognition of $1,543,106 as share capital and $1,127,771 as loss on debt settlement in the profit and loss.

On January 2, 2024, 1,900,000 shares were issued as bonus shares resulting in the recognition of $45,000 as a loss on debt settlement in the profit and loss.

On December 16, 2024, the Company issued 500,000 shares were issued as interest payment on debenture, resulting in the recognition of $209,000 as administrative expenses in the profit and loss.

From February 21, 2023 to December 31, 2023, $1,534,722 was recognized for the fair value on debentures

(b)	On August 16, 2024, $822,461 was recognized for the fair value on debentures. On December 23, 2024, $765,742 was recognized for the fair value on debentures.

(c)	On April 2025, the Company issued 1,000,000 shares upon the conversion of debenture at a share price of $0.225 (Note 17). ???? is this correct

(d)	From January 31, 2024 to November 7, 2024, the Company issued 9,659,582 warrants for loan and debenture exercise. The fair value of the warrants was $77,106.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

13.	WARRANTS

The following is a summary of the activity of warrants:

	2025-09-30	2024-12-31
	$	$
Balance as at December 31, 2024	761,495	792,537
Issue of Warrants	114,375	77,106
Warrants expired	(649,600)	(108,148)
Balance as at September 30, 2025	226,270	761,495

	Nine months ended September 30, 2025
	Number of warrants	Weighted average exercise price
		$
Opening balance	18,539,206	0.38
Granted during the period	15,375,000	0.21
Expired during the period	(2,899,999)	1.10
Closing balance, as at September 30, 2025	31,014,207	0.23
Closing balance of exercisable warrants, as at September 30, 2025	31,014,207	0.23

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

13.	WARRANTS (CONTINUED)

	Twelve months ended December 31, 2024
	Number of warrants	Weighted average exercise price
		$
Opening balance	11,911,105	1.20
Granted during the year	9,659,582	0.25
Expired during the year	(3,031,481)	0.65
Closing balance, as at December 31, 2024	18,539,206	0.38
Closing balance of exercisable warrants, as at December 31, 2024	18,539,206	0.38

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

13.	WARRANTS (CONTINUED)

The following is a summary of warrants outstanding and exercisable, as at September 30, 2025:

		Warrants outstanding		Warrants exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
September 30, 2025 Exercise price
$0.20	12,750,000	2.91	12,750,000	2.91
$0.25	13,114,207	0.91	13,114,207	0.91
$0.25	5,000,000	0.17	5,000,000	0.17
$0.40	150,000	0.91	150,000	0.91
	31,014,207		31,014,207

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

13.	WARRANTS (CONTINUED)

		Warrants outstanding		Warrants exercisable
December 31, 2024 Exercise price	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
$0.25	10,489,207	1.66	10,489,207	1.66
$0.25	5,000,000	0.92	5,000,000	0.92
$0.40	150,000	1.66	150,000	1.66
$1.10	2,899,999	0.63	2,899,999	0.63
	18,539,206		18,539,206

During the year ended December 31, 2024, the Company issued 9,659,582 warrants. The value totaling $71,856 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.93% and 4.35%; expected volatility between 55.93% and 62.68%; expected dividend yield of 0%; expected life between one and two years and exercise price of $0.25. Expected volatility was based on the historical volatility of other comparable listed companies. The share price upon issuance was between $0.10 and $0.17.

During the nine-month period ended September 30, 2025, the Company issued 15,375,000 warrants. The value totaling $114,375 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.44% and 3.07%; expected volatility between 72.24% and 76.77%; expected dividend yield of 0%; expected life between 1.08 and 3.58 years and exercise price of $0.25. Expected volatility was based on the historical volatility of other comparable listed companies. The share price upon issuance was between $0.06 and $0.085.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

14.	CONTRIBUTED SURPLUS

The Company has a stock option plan for its employees, officers, directors and consultants for up to 10% of the issued and outstanding shares at the grant date.

The following is a summary of the activity of stock options and warrants:

	2025-09-30	2024-12-31
	$	$
Balance as at December 31, 2024	6,731,440	6,623,292
Warrants expired (a)	649,600	108,148
Share-based compensation adjustment (b)	(691,924)	—
Balance as at September 30, 2025	6,689,116	6,731,440

(a)	Nil warrants expired and nil forfeited during the six-month period ended June 30, 2025 (3,041,481 expired in 2024)

(b)	During the nine-month period ended September 30, 2025, the Company cancelled a total of 450,000 warrants previously granted to management, due to unmet milestones. As a result, the Company reversed a previously booked cost of $691,924.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

14.	CONTRIBUTED SURPLUS (CONTINUED)

	Nine months ended September 30, 2025
		Weighted
	Number of	average
	options	exercise price
		$
Opening balance	2,870,000	1.34
Closing balance, as at September 30, 2025	2,870,000	1.34
Closing balance of exercisable options, as at September 30, 2025	2,870,000	1.34

	Twelve months ended December 31, 2024
		Weighted
	Number of	average
	options	exercise price
		$
Opening balance	3,305,000	1.54
Forfeited during the period	(435,000)	1.82
Closing balance, as at December 31, 2024	2,870,000	1.34
Closing balance of exercisable options, as at December 31, 2024	2,870,000	1.34

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

14.	CONTRIBUTED SURPLUS (CONTINUED)

The following is a summary of stock options outstanding and exercisable as at September 30, 2025:

		Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
September 30, 2025 Exercise price
$0.43	1,250,000	0.51	1,250,000	0.51
$1,34	250,000	1.33	250,000	1.33
$1,67	100,000	1.07	100,000	1.07
$1,70	250,000	1.05	250,000	1.05
$2,35	1,020,000	0.36	1,020,000	0.36
	2,870,000		2,870,000

December 31, 2024 Exercise price
$0.43	1,250,000	1.26	1,250,000	1.26
$1,34	250,000	2.07	250,000	2.07
$1,67	100,000	1.82	100,000	1.82
$1,70	250,000	1.80	250,000	1.80
$2,35	1,020,000	1.11	1,020,000	1.11
	2,870,000		2,870,000

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

15.	FAIR VALUE OF CONVERSION OPTION

	2025-09-30	2024-12-31
	$	$
Balance as at December 31, 2024	41,846	21,990
Debenture issued	—	41,846
Conversion of debentures	(150,571)	(2,000)
Restructuring of the debentures	—	(19,990)
Balance as at September 30, 2025	(108,725)	41,846

16.	LOSS PER SHARE

(a)	Basic

Basic income (loss) per share is calculated by dividing income (loss) by weighted average number of common shares in issue for the year

	2025-09-30	2024-12-31
	$	$
Net loss for the period	(8,424,579)	(8,755,860)
Weighted average number of outstanding common shares	74,100,725	53,832,351
Loss per share	(0.11)	(0.16)

(b)	Diluted

Diluted income (loss) per common share is equal to the loss per common share for the nine-month period ended September 30, 2025 and the year 2024 as all of the shares options and warrants outstanding are anti-dilutive.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

17.	RELATED PARTY TRANSACTIONS

The Company’s related parties include companies under common control as well as key management personnel.

Unless otherwise stated, none of the transactions incorporate special terms and conditions and no guarantees were given or received.

18.	SUBSEQUENT EVENTS

On October 6, 2025, the Company received the third drawdown of US$1M from the FEI announced on September 29, 2025

On November 26, 2025, the Company announced the successful closing of a non-brokered private placement financing, raising gross proceeds of CA$ 300,000. This was accomplished through the issuance of 13,636,362 units of the Company priced at $0.022 per Unit. Each Unit is comprised of (i) one common share in the capital of the Company and one half of one (1/2) Share purchase warrant. Each whole Warrant will entitle the holder thereof, following the proposed consolidation to acquire one pre-Consolidation Share at a pre-Consolidation price of $0.033 per Warrant Share until 5:00 p.m. (Vancouver time) on the date of expiration of the Warrant, which is three (3) years following issuance.